Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges	Six Months Ended June 30,	Twelve Months Ended December 31,		Six Months Ended December 31,		Twelve Months Ended June 30,		Six Months Ended June 30,	Twelve Months Ended December 31,
(In thousands)	2003	2002	2001	2001	2000	2001	2000	1999	1998
Earnings:
Income from continuing operations before income taxes	$4,209	$(40,423)	$183,370	$(19,620)	$37,345	$240,335	$106,547	$40,160	$212,482
Fixed charges, as shown below	20,038	50,358	47,952	18,787	33,179	62,343	61,670	33,792	54,109
Equity in income of investees	5,077	9,818	(11,249)	(796)	(8,984)	(19,437)	(1,969)	—	—

Adjusted Earnings (Loss)	$29,324	$19,753	$220,073	$(1,629)	$61,540	$283,241	$166,248	$73,952	$266,591

Fixed charges:
Interest on indebtedness, expensed or capitalized	$17,966	$46,213	$43,356	$16,564	$30,806	$57,598	$55,289	$30,504	$48,138
Interest within rent expense	2,072	4,145	4,596	2,223	2,373	4,745	6,381	3,288	5,971

Total Fixed Charges	$20,038	$50,358	$47,952	$18,787	$33,179	$62,343	$61,670	$33,792	$54,109

Ratio of Earnings to Fixed Charges	1.46	(1)	4.59	(2)	1.85	4.54	2.70	2.19	4.93

(1)	The deficiency of earnings to cover fixed charges was $30,605 for the period ended December 31, 2002.

(2)	The deficiency of earnings to cover fixed charges was $20,416, for the period ended December 31, 2001.